Exhibit 4.7

LEASE AGREEMENT

Number: 66

On this day, 20-09-2019

Appeared before I, STEFANUS YUWONO TEDJOSAPUTRO, Sarjana Teknik, Sarjana Hukum, Master of Business Administration, Master of Science in Information System, Magister Kenotariatan, Magister Hukum, Notary in Semarang, in the presence of the witnesses known to me, and their names will be mentioned at the end of this lease agreement:

I.A. Mr. LIEM WIBOWO HALIM, born in Semarang, on 28-12-1950 (twenty eight of December one thousand nine hundred fifty), Indonesian citizen, entrepreneur, residing in Semarang, Tampomas street number: 10, Rukun Tetangga 003, Rukun Warga 002, Sub District Petompon, Gajah Mungkur District; According to his statement in this matter acting in his position as Managing Director of and such for and on behalf of and legally representing the Limited Liability Company PT.RANDUGARUT LASTIC INDONESIA, domiciled in Semarang, whose Articles of Association have been amended entirely in accordance with the provisions of Law Number: 40 of 2007 based on the deed dated 04-08-2008 (four of August two thousand and eight) number: 17, made by Professor of LILIANA TEDJOSAPUTRO, Sarjana Hukum, Magister Hukum, at that time Notary in Semarang, which amendment was approved by the Minister of Law and Human Rights of the Republic of Indonesia as it turns out in its Decree dated 25-08-2008 (twenty-fifth of August two thousand and eight) number: AHU-54542.AH.01.02.Tahun 2008, and has been announced and published in the State Gazette of the Republic of Indonesia dated 14-08-2009 (fourteenth of August two thousand and nine) number: 65, Additional number: 22009/2009, then amended several times lastly with a deed dated 09-02-2017 (nine of February two thousand seventeen) number: 33, made by Professor of Doctors LILIANA TEDJOSAPUTRO, Sarjana Hukum, Magister Hukum, at that time Notary in Semarang, which changes have been received and recorded in the Legal Entity Administration System of the Ministry of Law and Human Rights of the Republic of Indonesia how it turns out in his Letter dated 02-03-2017 (two of March two thousand seventeen) number: AHU -AH.01.03-0100745 while the composition of the Board of Directors and the Board of Commissioners was last contained in the deed dated 06-12-2016 (six of December two thousand sixteen ) number: 21, made by Professor Doctor LILIANA TEDJOSAPUTRO, Sarjana Hukum, Magister Hukum, at that time Notary in Semarang, which changes have been received and recorded in the Legal Entity Administration System of the Ministry of Law and Human Rights of the Republic of Indonesia as stated in its Letter 13 -12-2016 (thirteenth of December two thousand and sixteen) Number: AHU -AH.01.03-0107543;

B. Mr. DAVID HIDAYAT, born in Semarang, on 24 -08-1955 (twenty-fourth of August one thousand nine hundred and fifty -five), Indonesian citizen, self-employed, residing in Semarang, Argopuro street number: 12, Rukun Tetangga 004, Rukun Residents 008, District Lempongsari, Gajah Mungkur Subdistrict, according to his statement, the husband of and to take legal action in this deed had received approval from his wife, Mrs. GITA AVIANTI WIBOWO, born in Semarang, on 06 -11-1956 (six of November thousand one thousand nine hundred and fifty -six), Indonesian citizen, housewife, resides with her husband as stated above in the Deed of Approval and Power Of Attorney dated made before me, Notary ; Hereinafter referred to as the Deed:

--------------------------------- First Party (Lessor) -----------------------------------

II. Mrs. Jiang Guilan, born in Zhejiang, on 28-04-1963, Country People’s Republic of China Citizen, private, holder of Passport number: E00915393, residing in 41 Hushan Road, Songmen Town, Wenling City, Zhejiang Province, China, temporarily located in Semarang; according to his testimony in this case acts in office as Director representing the Board of Directors of and so it for and on behalf of and legally representing Company Limited PT. FULING FOOD PACKAGING INDONESIA, based in Semarang, which was established by deed 18-09-2019 numbers: 49, made before me, the Notary, who has got legitimation by Minister of Law and Human Rights of the Republic of Indonesia as it turns out in its Decree dated 19-09-2019 number; AHU-0048012.AH.01.01.Tahun 2019; Hereinafter referred to as the Deed :

--------------------------------- Second Party (Lessee) --------------------------------

Both parties were known by me, a Notary. The Lessor explaining that this will rent out to the lessee who explains that they have received rent: land with an area of 28,510 m2 (twenty eight thousand five hundred ten square meters) and a building area of 9,000 m2 (nine thousand square meters) located in Central Java Province, Semarang City, Tugu District, Randugarut Subdistrict, locally known as hereinafter referred to as “Leased Object”. according to the statement of the lessor is based on his ownership rights:

1. Certificate of building use rights number: 00223/Randugarut;

2. Certificate of building use rights number: 00228/Randugarut;

3. Certificate of ownership rights number: 478/Randugarut;

4. Certificate of ownership rights number: 479/Randugarut;

that is known by the parties about the condition, measurements, boundaries and location of the Leased Object so that the parties consider it unnecessary to be elaborated further in this deed ; Whereas the lessor promised and committed itself to the lessee to erect a building of 9,000 m2 (nine thousand square meters) again so that the object for lease would be 18,000 m2 (eighteen thousand square meters) along with the surrounding fence and Building Permit (IMB) in for the object of rental in accordance with the location and shape of the building agreed upon by the parties with the full costs borne by the lessor within 6 (six) months 15 (fifteen) days after incoming money, not later than the date of 16-04-2020. The lessee is permitted by the lessor to make the object of lease a bonded zone with a license in the name of the lessee and the costs are fully borne by the lessee. Based on the matters described above, the parties acting as mentioned above have agreed to mutually bind themselves to this agreement by using the following terms and conditions:

Article: 1. The lessor hereby explains that it has been renting out to the lessee who explains that they have received renting from the lessor in the form of: land with an area of 28,510 m2 (twenty eight thousand five hundred ten square meters) and a building area of 9,000 m2 (nine thousand square meters) located in Central Java Province, Semarang City, Tugu District, Randugarut Subdistrict, locally known as hereinafter referred to as “Leased Object”. that is known by the parties about the condition, measurements, boundaries and location of the Leased Object so that the parties consider it unnecessary to be elaborated further in this deed;

Article: 2. This lease is carried out and accepted for a period of 10 (ten) years, plus grace period of 3 (three) months from date 01-11-2019 so will end no later than the date of 01-02-2030; The lessee is given priority rights to extend the lease period for 2 (two) years with the provisions that:

1.	No later than 1 (one) year before this agreement expires, the lessee must deliver the intention in writing to the lessor.

2.	The lease extension fee for 2 (two) years has been agreed with that following conditions: a. If the lease payment is made in the 8 (eight) year lease period together with the 10 (ten) year lease payment, then Rp. 8,022,341,250.00 so that the amount is Rp. 16,044,682,500.00. b. If the lease payment is made in the 9 (nine) years of the lease, then Rp. 8,423,458,312.00 so that the amount is Rp. 16,846,916,625.00

Article: 3. The lease price agreed by the parties is Rp.6,600,000,000.00 (six billion six hundred million rupiah) per year agreed by the parties with the following payment terms : a. payment of leases for the first year up to the third year of 50% (fifty percent) or in the amount of Rp.9,900,000,000.00 (nine billion nine hundred million rupiah) will be paid at the time of signing this deed; b. payment of leases for the first year up to the third year of 50% (fifty percent) or Rp.9,900,000,000.00 (nine billion nine hundred million rupiah) will be paid after the building area of 9,000 m2 (nine thousand square meters) is completed and key handover with a work period of not later than 6 (six) months 15 (fifteen) days, namely on the date 16-04-2020. c. For the fourth year and fifth year lease payments, the lease price increased by 5% (five percent) to Rp.6,930,000,000.00 (six billion nine hundred thirty million rupiah) per year, bringing the total to Rp.13,860,000,000.00 (thirteen billion eight hundred sixty million rupiahs) to be paid no later than 2 (two) years after the signing of this deed, namely on the date 20-09-2021. d. For the sixth and seventh year lease payments the lease price increased by 5% (five percent) to Rp.7,276,500,000.00 (seven billion two hundred seventy six million five hundred thousand rupiah) per year so that the total amounted to Rp.14,553 .000,000.00 (fourteen billion five hundred fifty three million rupiahs) to be paid no later than 4 (four) years after the signing of this deed, namely on the date 20-09-2023. e. For the eighth and ninth year lease payments the lease price increased by 5% (five percent) to Rp.7,640,325,000.00 (seven billion six hundred forty million three hundred twenty-five thousand rupiah) bringing the total to -Rp.15,280 .650,000.00 (fifteen billion two hundred eighty million six hundred fifty thousand rupiah) will be paid no later than 6 (six) years after the signing of this deed namely on the date 20-09-2025. f. For ten year lease payments, the lease price increases by 5% (five percent) or Rp.8,022,341,250.00 (eight billion twenty -two million three hundred forty-one thousand two hundred and fifty rupiah) will be paid no later than 8 (eight) the year after the signing of this deed namely on the date 20-09-2027. For the receipt of money in sub a, sub b, sub c, sub d, sub e and sub f will be given a separate receipt by the lessor to the lessee.

Article: 4. If the lessee does not fulfill its obligations as evident in Article 3 sub point 2 above, then this lease agreement is null and void and the money received by the lessor cannot be reimbursed by the lessee. If the lessor has not completed the building of 9,000 m2 (nine thousand square meters) including the boundary of the fence and Building Permit (IMB) up to a predetermined time that is later than 16-04-2020, so the lessor negligence, negligence which can be proven by the elapsed time that has been determined so that no warning is required with a bailiff’s letter or other documents in such a way, then for each day the negligence of the lessor is subject to a fine of Rp. 20,000,000 00 (twenty million rupiahs) which must be paid immediately and at the same time in full to and at home and with receipts from the lessee or legal representative. If for 7 (seven) consecutive days it turns out that the lessor still does not fulfill its obligations to complete the building as mentioned above, then without reducing the fines, the lessee will de lay the payment in Article 3 sub b above until the building is realized. If the lessee does not meet the payment of rent in Article 3 sub c, sub d, sub e and sub f above, then the lessee is negligent, which negligence can be proven by the time elapsed so that no reprimand with a bailiff’s letter or other documents in such a way, for every day of negligence the lessee is subject to a fine of Rp. 20,000,000.00 (twenty million rupiahs) which must be paid immediately and at the same time paid to and at home and with receipts from the lessor or his authorized representative. If for 7 (seven) consecutive days it turns out that the lessee is still not fulfilling his obligations as evident in Article 3 sub c, sub d, sub e and sub f above, then without prejudice to the aforementioned fines, this lease agreement shall be calculated accordingly with money that has been received by the lessor and the lessee has to surrender the building in good condition and empty after the lease has expired ..

Article: 5. The lessee will use the Leased Object as a place of business.

Article: 6. The lessee is permitted to make changes and / or additions and / or renovate the said Leased Object with full costs borne and paid by the lessee, provided that at the time of the expiration of this lease agreement all permanent renovations must not be demolished so that the room remains in a neat condition and can be used again properly by the lessor.

Article: 7. Tenants are allowed: a. install electricity of 4,000 KVA provided that when the end of the rental period must be returned to normal; b. make changes and/or addition and/or renovate the object of rental and with full cost borne and paid by the lessee, provided that at the end of this lease agreement all permanent renovations must not be demolished so that the room remains in a neat condition and can be functioned again properly by the lessor.

Article: 8. The lessee is not permitted / prohibited from conducting or carrying out a business or activity that is prohibited by the Law (Government) at the place of the Leased Object and any misuse of this lease agreement carried out by the lessee is the full responsibility of the lessee. The lessor is not responsible for the activities / deeds of the lessee on the Lease Object if the activity / act is involved in a criminal / civil action that may result in a raid or sealing of the Lease Object by the authorities, in such event the lessee is fully responsible and with this and later in the future in time to release the lessor from all civil / criminal charges that will arise in the future.

Article: 9. As long as this lease agreement runs, the lessee is obligated to pay electricity, service charge of which the value will be determined / calculated by the lessor proportionally according to the area of the Leased Object and the amount of use of the lessee. Income tax or PPh in connection with the rental agreement is the responsibility of the lessor. Leasing tax (PPN) will be born by the Lessee. The amount of money which must be paid immediately and paid of once by the lessee to the lessor when it is billed by the lessor. At the expiration of the lease agreement, all accounts up to the last month use must be paid by the lessee and the lessee guarantees no arrears and / or bills of any kind therefore the lessor is hereby released by the lessee in favor of matters. The lessee is obliged to provide a cash collateral / deposit of Rp.500,000,000.00 (five hundred million rupiah); If the lessee has not paid for the aforementioned accounts, the security deposit is used to pay for all the accounts mentioned above, and if the guaranteed amount / deposit is in excess, the excess will be returned by the lessor to the lessee and otherwise if the money pledged / deposited turns out to be insufficient, the lessee has to pay the shortfall in the amount of money.

Article: 10. The lessee is responsible for the actions carried out by the lessee, the third party obtaining the right to use the space from the lessee, other employees / labourers, in order to comply with all provisions included in this agreement and must compensate the lessor as a result of negligence / absence of the lessee’s party, a third party obtaining the right to use the space from the lessee and other workers / employees of the lessee. If the lessee / third party obtains the right to use the space from the lessee / employee / other workforce of the lessee violates one of the rules contained in this agreement, then all risks are the responsibility of the lessee and the violation occurs that is sufficient evidence to prove the lessee guilty, so that the warning with a bailiff’s letter or other similar documents is no longer needed, the renting party has the right to cancel this agreement unilaterally without a District Court decision. Cancellation, where it is sufficient to be stated in a registered letter, to the address of the lessee with rent fee for the entire period of time that has been received by the lessor remains the right of the lessor without compensation to the lessee. If the lessee for one reason or another before the end of the lease term does not need the Object of Lease under this deed, the lessee has no right to claim the remaining rent for the time that has not been lived, while the lessee is obligated to return the Leased Object to the lessor at the termination time of this agreement.

Article: 11. The lessor guarantees to the lessee that the Lease Object is truly his own and he has the right to rent, free from encumbrances and not rented to other parties; the lessor also guarantees that during the lease period, the lessee will not be disturbed by any method or form and is exempt from all claims from other parties in connection with the said Leased Object.

Article: 12. The lessee and / or third party obtaining the rights to use the said space from the lessee is obligated to obey all existing regulations and that are carried out / implemented by the party responsible for the user / lessee of the Leased Object and b ear all consequently if the lessor gets a reprimand from the authorities due to negligence or mistakes of the lessee.

Article: 13. The lessor has the right to terminate this lease agreement unilaterally without giving compensation to the lessee and without obtaining a decision of the District Court before the expiration of this lease agreement, if the lessee does not fulfil one of the provisions contained in the lease agreement. Termination by the lessor as referred to above has been sufficiently carried out using written notification from the lessor to the lessee and for this the lessee hereby expressly waives the provisions in Article 1266 and Article 1267 of the Indonesian Civil Code.

Article: 14. If the lease agreement expires, that is, on the date the lessee is obligated to immediately return the Leased Object to the lessor in a well-maintained condition and is completely empty.

Article: 15. The lessee now but for later if the lessee fails to submit and / or does not return the Leased Object at the end of the lease agreement, which is the date of 01-02-2030, which is sufficient negligence, evidenced by the elapsed of the time determined, the lessee hereby authorizes the lessor to: a. Bring out the lessee or other party occupying the Leased Object; b. Remove all goods and furniture contained in the Leased Object (except the items belonging to the lessor) both the lessee and the other party’s; c. If necessary to contact and with the help of the authorities to carry out the provisions of sub a and sub b. d. Carry out all necessary and useful actions in order to receive the Rental Object empty (not occupied / used) along with the complete keys and belongings of the lessor. one and another for the full expense and financing of the lessee. The power of attorney mentioned in this deed is an inseparable part of the agreement referred to in this deed, which if in the absence of the power of attorney where this agreement is not carried out, the said power can not be revoked and will not expire due to the matters in question in Article 1813 of the Civil Code.

Article: 16. As long as this agreement is in effect, the lessee has the right to transfer this lease agreement or to lease out what he has leased to another party provided that it requires written approval from the lessor.

Article: 17. All rights and obligations that each party must fulfill on the strength of this deed, will not expire due to the dissolution and / or death of either party, but must also be fulfilled by the party who obtained the rights and / or heirs of the deceased party.

Article: 18. Matters which have not been and / or are not sufficiently regulated in this Lease Agreement will be jointly regulated by the parties and made in a separate addendum which is an integral and inseparable part of this Leasing Agreement.

Article: 19. The cost of this deed is borne and paid by the lessor. Finally, for all matters of this agreement and all its consequences, both parties have chosen a permanent and unchanging public residence at the Registrar’s Office of the District Court in Semarang.

---------------------------------- THIS DEED IS HEREBY -----------------------------

Made and inaugurated in Semarang, on the day, date, month and year in the head of this deed attended by Mrs. TJIONG, AGNES YUANA, was born in Semarang, on 24-07-1992 (twenty-fourth of July nineteen ninety two), Indonesian Citizen, Staff of the Notary Office, residing in Semarang, jalan Mulia Tengah B number: 4,and Mrs. DIDIT BUDI RAHAJENG, Bachelor of Law, born in Surakarta, on 13 -04-1966 (thirteen of April nineteen sixty six), Indonesian Citizen, Staff of the Notary Office, residing in Semarang, Cemara street number: 123 as witnesses. Immediately after this deed was read by me, Notary to the attendees and witnesses, then this deed will be signed by the attendees, witnesses and me, the Notary.

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